Exhibit 99.3
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

Twelve Months Ended
($ in thousands)	December 31, 2009

FIXED CHARGES:
Interest Expense	$41,212
Amortization of Debt Premium, Discount and Expense	463
Interest Component of Rentals	1,239

Total Fixed Charges	$42,914

EARNINGS:
Net Income before Dividends on Preferred Stock	$93,507
Add:
Income Taxes	57,329
Total Fixed Charges	42,914

Total Earnings	$193,750

Ratio of Earnings to Fixed Charges	4.5